UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2019 (Report No. 8)

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on March 20, 2017, announcing its financial results for the fourth quarter and full year ended December 31, 2018.

The second paragraph and the sections titled “Fourth Quarter 2018 Financial Results,” “Full Year 2018 Financial Results,” “Balance Sheet Highlights,” “Recent Corporate Highlights,” and “Forward-Looking Statements,” and the GAAP financial statements in the press release are incorporated incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-229715) and Form S-8 (Registration No. 333-229716).

Exhibit No.	Description

99.1	Press release issued by Foresight Autonomous Holdings Ltd. on March 20, 2017, announcing its financial results for the fourth quarter and full year ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: March 20, 2019	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer

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